UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 SCHEDULE 13D/A

                                 Amendment No. 5

                    Under the Securities Exchange Act of 1934


                       e-SIM Ltd. (formerly Emultek Ltd.)
                       ----------------------------------
                                (Name of Issuer)


                  Ordinary Shares par value NIS 0.10 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                           M40990109: Ordinary Shares
                           --------------------------
                                 (CUSIP Numbers)

                                  Marc Belzberg
                                 c/o e-SIM Ltd.
                                19 Hartum Street
                                   Har Hotzvim
                             Jerusalem 91450, Israel
                                 +972-2-587-0770

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 13, 2004
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. M40990109 (Ordinary Shares)
--------------------------------------------------------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Marc Belzberg                              I.R.S. Identification No.

-------- -----------------------------------------------------------------------
 2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|

                                                                       (b) |X|
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         OO (SEE ITEM 3)

-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              41,000*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            41,000*
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            14,295,917**
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,336,917**
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         56.4%***
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

* Represents Ordinary Shares issuable upon exercise of options granted to Marc Belzberg which options are exercisable within 60 days of the date hereof.

** Included in this figure are the securities reported by Solomon Spira (excluding 38,211 Ordinary Shares registered in Mr. Spira's name), Smithfield Investments B.V. and Bellevue Investments N.V. This figures includes 5,555,556 Ordinary Shares purchasable by Smithfield Investments B.V. pursuant to the exercise of the Smithfield Warrant described in Item 3 below. This figure does not include any securities reported by Samuel Belzberg or Gibralt Capital Corporation.

*** Included in this percentage are the percentages of securities reported by Solomon Spira (excluding 38,211 Ordinary Shares registered in Mr. Spira's name), Smithfield Investments B.V. and Bellevue Investments N.V. This percentage does not include the percentage of securities reported by Samuel Belzberg or Gibralt Capital Corporation.

CUSIP No. M40990109 (Ordinary Shares)
--------------------------------------------------------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Solomon Spira                                I.R.S. Identification
         No.

-------- -----------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|

                                                                      (b) |X|
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         OO (SEE ITEM 3)

-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Belgium

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              14,334,128*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            38,211
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            14,295,917*
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,334,128*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         56.5%**
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

* Included in this figure are the securities reported by Marc Belzberg (excluding 41,000 Ordinary Shares issuable upon exercise of options granted to Marc Belzberg), Smithfield Investments B.V. and Bellevue Investments N.V. This figures includes 5,555,556 Ordinary Shares purchasable by Smithfield Investments B.V. pursuant to the exercise of the Smithfield Warrant described in Item 3 below. This figure does not include any securities reported by Samuel Belzberg or Gibralt Capital Corporation.

** Included in this percentage are the percentages of securities reported by Marc Belzberg (excluding 41,000 Ordinary Shares issuable upon exercise of options granted to Marc Belzberg), Smithfield Investments B.V. and Bellevue Investments N.V. This percentage does not include the percentage of securities reported by Samuel Belzberg or Gibralt Capital Corporation.

CUSIP No. M40990109 (Ordinary Shares)
--------------------------------------------------------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Samuel Belzberg                          I.R.S. Identification No.

-------- -----------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|

                                                                      (b) |X|
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         OO (SEE ITEM 3)

-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              1,618,566*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            1,618,566*
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,618,566*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.1%**
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

* Included in this figure are the securities reported by Gibralt Capital Corporation. This figure does not include any securities reported by Marc Belzberg, Solomon Spira, Smithfield Investments B.V. or Bellevue Investments N.V.

** Included in this percentage is the percentage of securities reported by Gibralt Capital Corporation. This percentage does not include the percentage of securities reported by Marc Belzberg, Solomon Spira, Smithfield Investments B.V. or Bellevue Investments N.V.

CUSIP No. M40990109 (Ordinary Shares)
--------------------------------------------------------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Smithfield Investments B.V.                            I.R.S.
         Identification No.

-------- -----------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|

                                                                      (b) |X|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO (SEE ITEM 3)

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              14,295,917*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            14,295,917*
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,295,917*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         56.3%**
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

* Included in this figure are the securities reported by Marc Belzberg (excluding 41,000 Ordinary Shares issuable upon exercise of options granted to Marc Belzberg), Solomon Spira (excluding 38,211 Ordinary Shares registered in Mr. Spira's name) and Bellevue Investments N.V. This figures includes 5,555,556 Ordinary Shares purchasable by Smithfield Investments B.V. pursuant to the exercise of the Smithfield Warrant described in Item 3 below. This figure does not include any securities reported by Samuel Belzberg or Gibralt Capital Corporation.

** Included in this percentage are the percentages of securities reported by Marc Belzberg (excluding 41,000 Ordinary Shares issuable upon exercise of options granted to Marc Belzberg), Solomon Spira (excluding 38,211 Ordinary Shares registered in Mr. Spira's name) and Bellevue Investments N.V. This percentage does not include the percentage of securities reported by Samuel Belzberg or Gibralt Capital Corporation.

CUSIP No. M40990109 (Ordinary Shares)
--------------------------------------------------------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bellevue Investments N.V.                   I.R.S. Identification No.

-------- -----------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|

                                                                      (b) |X|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO (SEE ITEM 3)

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands Antilles

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              14,295,917*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            14,295,917*
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,295,917*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         56.3%**
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

* Included in this figure are the securities reported by Marc Belzberg (excluding 41,000 Ordinary Shares issuable upon exercise of options granted to Marc Belzberg), Solomon Spira (excluding 38,211 Ordinary Shares registered in Mr. Spira's name) and Smithfield Investments B.V. This figures includes 5,555,556 Ordinary Shares purchasable by Smithfield Investments B.V. pursuant to the exercise of the Smithfield Warrant described in Item 3 below. This figure does not include any securities reported by Samuel Belzberg or Gibralt Capital Corporation.

** Included in this percentage are the percentages of securities reported by Marc Belzberg (excluding 41,000 Ordinary Shares issuable upon exercise of options granted to Marc Belzberg), Solomon Spira (excluding 38,211 Ordinary Shares registered in Mr. Spira's name) and Smithfield Investments B.V. This percentage does not include the percentage of securities reported by Samuel Belzberg or Gibralt Capital Corporation.

CUSIP No. M40990109 (Ordinary Shares)
--------------------------------------------------------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gibralt Capital Corporation                 I.R.S. Identification No.

-------- -----------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|

                                                                      (b) |X|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO (SEE ITEM 3)

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              1,552,566*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            1,552,566*
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,552,566*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.8%**
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

* Included in this figure are the securities reported by Samuel Belzberg (excluding 66,000 Ordinary Shares issuable upon exercise of options granted to Samuel Belzberg). This figure does not include any securities reported by Marc Belzberg, Solomon Spira, Smithfield Investments B.V. or Bellevue Investments N.V.

** Included in this percentage is the percentage of securities reported by Samuel Belzberg (excluding 66,000 Ordinary Shares issuable upon exercise of options granted to Samuel Belzberg). This percentage does not include the percentage of securities reported by Marc Belzberg, Solomon Spira, Smithfield Investments B.V. or Bellevue Investments N.V.

                                  SCHEDULE 13D
                                  ------------

               The undersigned hereby amends and supplements the statement on
Schedule 13D, dated July 17, 1998, as amended by Amendment No. 1 thereto, dated January 7, 2000, Amendment No. 2 thereto, dated February 14, 2000, Amendment No. 3 thereto, dated April 18, 2001, and Amendment No. 4 thereto, dated February 18, 2004 relating to the Ordinary Shares, par value NIS 0.10 each ("Ordinary Shares"), of e-SIM Ltd., an Israeli corporation (the "Company").

Item 1.        Security and Issuer.
------         -------------------

               This statement on Schedule 13D relates to Ordinary Shares of the Company. The address of the Company's principal executive offices is 19 Hartum Street, Har Hotzvim, Jerusalem 91450, Israel.

Item 2.        Identity and Background.
------         -----------------------

               1. Smithfield Investments B.V., Bellevue Investments N.V. and Gibralt Capital Corporation (collectively, with Marc Belzberg, Solomon Spira and Samuel Belzberg, the "Reporting Persons").

               (a)-(c), (f): Smithfield Investments B.V. ("Smithfield") is a Netherlands company whose principal business is to act as a holding company.

               Smithfield is a wholly-owned subsidiary of Bellevue Investments N.V., a Netherlands Antilles company ("Bellevue"). The principal business of Bellevue is to act as a holding company.

               The address of the principal office of Smithfield is 1725 Strawinskylaan, Toren B-17HG, 1077XX Amsterdam, Netherlands. The address of the principal office of Bellevue is de Ruyterkade No. 62, Willemstadt Curacao, Netherlands, Antilles.

               Gibralt Capital Corporation (formerly Gibralt Holdings Ltd.) ("Gibralt") is a Canadian company whose principal business is participating in real estate and other equity investments. The address of the principal office of Gibralt is Suite 2000, 1177 W. Hastings Street, Vancouver, B.C. V6E 2K3.

               Listed on Schedules A, B and C attached hereto and incorporated herein by reference are the names of, and certain information concerning, the directors and executive officers of Smithfield, Bellevue and Gibralt.

               (d)-(e): None of Smithfield, Bellevue and Gibralt nor, to the best of their knowledge, any of the person listed on Schedules A, B or C attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               2. Marc Belzberg, Samuel Belzberg and Solomon Spira.

               (a)-(c), (f): Marc Belzberg is a Canadian citizen. Mr. Belzberg is Chairman of the Board and Chief Executive Officer of the Company. His business address is 19 Hartum Street, Har Hotzvim, Jerusalem 91450, Israel.

               Samuel Belzberg is a Canadian citizen. Mr. Belzberg is a Director of the Company and President and Chief Executive Officer of Gibralt. His business address is Suite 2000, 1177 W. Hastings Street, Vancouver, British Columbia, V6E 2K3 Canada. Samuel Belzberg is the father of Marc Belzberg and holds all of the voting rights of Gibralt; the economic rights of Gibralt is held by Mr. Samuel Belzberg together with other members of his family.

               Solomon Spira is a Belgian citizen. Mr. Spira is an investor and businessman. His business address is Marie Therese 23, Antwerp, 2018 Belgium.

               Solomon Spira is the father-in-law of Marc Belzberg and holds all of the voting rights and 10% of the economic rights (i.e., rights to distributions and liquidation proceeds) of Bellevue. Marc Belzberg holds 90% of the economic rights (but none of the voting rights) of Bellevue.

               (d)-(e): None of Marc Belzberg, Samuel Belzberg or Solomon Spira has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.
------         -------------------------------------------------

               Gibralt entered into the transaction described in "Item 4 - Purpose of Transaction" with its working capital.

               Marc Belzberg entered into the transaction described in "Item 4 - Purpose of Transaction" with funds which he borrowed from Gibralt at the U.S. prime rate in effect on the date of the transaction.

Item 4.        Purpose of Transaction.
------         ----------------------

               Item 4 is hereby amended by adding the following information:

               On May 13, 2004, the Company entered into share purchase agreements with various investors, (the "Shares Purchase Agreements"), including Reporting Persons Marc Belzberg and Gibralt. Pursuant to the Share Purchase Agreement with Marc Belzberg, Marc Belzberg has agreed to purchase 1,000,000 Ordinary Shares and warrants (the "Warrants") to purchase 250,000 Ordinary Shares at $0.75 (subject to adjustment) per Ordinary Share for $500,000. Pursuant to the Share Purchase Agreement with Gibralt, Gibralt has agreed to purchase 1,000,000 Ordinary Shares and 250,000 Warrants for $500,000. The issuance by the Company of 1,000,000 Ordinary Shares and 250,000 Warrants to each of Marc Belzberg and Gibralt is subject to shareholder approval in accordance with applicable requirements of the Israeli Companies Law within six months of May 13, 2004. If shareholder approval is not obtained by such date, the Company is obligated to refund the purchase price, together with interest thereon at the six month London Inter-Bank Offer Rate (LIBOR) in force on the date of receipt of funds.

               On May 13, 2004, the Company entered into a Share Purchase Agreement with Lisa Belzberg, the sister of Reporting Person Marc Belzberg and daughter of Reporting Person Samuel Belzberg, pursuant to which Lisa Belzberg acquired 1,000,000 Ordinary Shares and 250,000 Warrants for $500,000. Lisa Belzberg is not a Reporting Person. As indicated in Item 5 below, Marc Belzberg, Solomon Spira, Samuel Belzberg, Smithfield, Bellevue and Gibralt expressly disclaim "group" membership with Lisa Belzberg or beneficial ownership of any Ordinary Shares or Warrants held by Lisa Belzberg.

               The Company has agreed to register with the SEC any Ordinary Shares issued pursuant to the Share Purchase Agreements and any Ordinary Shares which underlie the Warrants issued pursuant to the Share Purchase Agreements on a registration statement on Form F-3, and to keep such registration statement effective until the earlier of the date that all of the securities so registered have been sold or the date that they can be publicly sold under Rule 144(k) under the Securities Act of 1933, as amended.

Item 5.        Interest in Securities of the Issuer.
------         ------------------------------------

               Item 5 is hereby amended by adding the following information:

               Marc Belzberg, Solomon Spira, Samuel Belzberg, Smithfield, Bellevue and Gibralt expressly disclaim "group" membership with Lisa Belzberg or beneficial ownership of any Ordinary Shares or Warrants held by Lisa Belzberg.

Item 6.        Contracts, Arrangements, Understandings or Relationships with
------         -------------------------------------------------------------
Respect to Securities of the Issuer
-----------------------------------

               Except as described herein, none of the Reporting Persons, nor to the best of the Reporting Persons' knowledge, the persons named in Schedules A, B or C hereto have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Company, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be filed as Exhibits

     The following exhibits are filed with this statement:

1.   Share Purchase Agreement, dated May 13, 2004 between the Company and
     Gibralt.

2. Share Purchase Agreement, dated May 13, 2004 between the Company and Marc Belzberg.

3. Form of Warrants to be issued upon receipt of shareholder approval of the transactions contemplated by the Share Purchase Agreements.

                                    SIGNATURE
                                    ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 25, 2004



                                             SMITHFIELD INVESTMENTS B.V.



                                             By:  /s/ Marc Belzberg
                                                -----------------------------
                                                Name:    Marc Belzberg
                                                Title:   Director

                            CONSENT OF MARC BELZBERG
                            ------------------------

          The undersigned agrees that the Schedule 13D/A executed by Smithfield Investments B.V. to which this statement is attached as an exhibit is filed on behalf of Samuel Belzberg, Solomon Spira, Marc Belzberg, Gibralt Capital Corporation and Bellevue Investments N.V. pursuant to Rule 13d-1(k)(1) of the Securities Act of 1934, as amended.

Dated:  May 25, 2004

                                             MARC BELZBERG

                                             By:  /s/ Marc Belzberg
                                                -----------------------------

                            CONSENT OF SOLOMON SPIRA
                            ------------------------

          The undersigned agrees that the Schedule 13D/A executed by Smithfield Investments B.V. to which this statement is attached as an exhibit is filed on behalf of Samuel Belzberg, Solomon Spira, Marc Belzberg, Gibralt Capital Corporation and Bellevue Investments N.V. pursuant to Rule 13d-1(k)(1) of the Securities Act of 1934, as amended.

Dated:  May 19, 2004

                                             SOLOMON SPIRA

                                             By:  /s/ Solomon Spira
                                                -----------------------------

                           CONSENT OF SAMUEL BELZBERG
                           --------------------------

                  The undersigned agrees that the Schedule 13D/A executed by Smithfield Investments B.V. to which this statement is attached as an exhibit is filed on behalf of Samuel Belzberg, Solomon Spira, Marc Belzberg, Gibralt Capital Corporation and Bellevue Investments N.V. pursuant to Rule 13d-1(k)(1) of the Securities Act of 1934, as amended.

Dated:  May 25, 2004

                                             SAMUEL BELZBERG

                                             By:  /s/ Samuel Belzberg
                                                -----------------------------

                      CONSENT OF BELLVUE INVESTMENTS N.V.
                      -----------------------------------

          The undersigned agrees that the Schedule 13D/A executed by Smithfield Investments B.V. to which this statement is attached as an exhibit is filed on behalf of Samuel Belzberg, Solomon Spira, Marc Belzberg, Gibralt Capital Corporation and Bellevue Investments N.V. pursuant to Rule 13d-1(k)(1) of the Securities Act of 1934, as amended.

Dated:  May 25, 2004

                                             BELLEVUE INVESTMENTS N.V.

                                             By:  /s/ Marc Belzberg
                                                -----------------------------
                                             Title: Director

                      CONSENT OF GIBRALT CAPITAL CORPORATION
                      --------------------------------------

          The undersigned agrees that the Schedule 13D/A executed by Smithfield Investments B.V. to which this statement is attached as an exhibit is filed on behalf of Samuel Belzberg, Solomon Spira, Marc Belzberg, Gibralt Capital Corporation and Bellevue Investments N.V. pursuant to Rule 13d-1(k)(1) of the Securities Act of 1934, as amended.

Dated:  May 25, 2004

                                             GIBRALT CAPITAL CORPORATION

                                             By:  /s/ Samuel Belzberg
                                                -----------------------------
                                             Title: President

                                                                      SCHEDULE A

          The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and each executive officer of Smithfield Investment B.V.



                                                              Principal Occupation or
                                                              Employment and the Name,
                                                              Principal Business and
                                                              Address of Organization in
                          Residence or Business               which such Employment is
Name                      Address                             Conducted                             Citizenship
-----------------------   --------------------------------    ----------------------------------    -----------
Samuel Belzberg           Gibralt Capital Corporation         President                               Canada
Director                  2000-1177 West Hastings St.         Gibralt Capital Corporation
                          Vancouver, B.C.  V6E 2K3            2000-1177 West Hastings St.
                                                              Vancouver, B.C.  V6E 2K3

Marc Belzberg             e-SIM Ltd.                          Chairman of the Board and Chief         Canada
Director                  19 Hartum Street                    Executive Officer
                          Har Hotzvim                         e-SIM Ltd.
                          Jerusalem 91450                     19 Hartum Street
                          Israel                              Har Hotzvim
                                                              Jerusalem 91450
                                                              Israel

Solomon Spira             Marie Therese 23 Antwerp, 2018      Investor/Businessman                    Belgium
Director                  Belgium                             Marie Therese 23
                                                              Antwerp, 2018 Belgium

Trust International       1725 Strawinskylaan, Toren B-17HG   N/A                                       N/A
Management                1077XX Amsterdam, Netherlands
(T.I.M.) B.V.
Director

                                                                      SCHEDULE B

          The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and each executive officer of Bellevue Investments N.V.


                                                                Principal Occupation or
                                                                Employment and the Name,
                                                                Principal Business and
                                                                Address of Organization in
Name                       Residence or Business                which such Employment is
                           Address                              Conducted                           Citizenship
-----------------------   --------------------------------    ----------------------------------    -----------
Samuel Belzberg            Gibralt Capital Corporation          President                              Canada
Director                   2000-1177 West Hastings St.          Gibralt Capital Corporation
                           Vancouver, B.C.  V6E 2K3             2000-1177 West Hastings St.
                                                                Vancouver, B.C.  V6E 2K3

Marc Belzberg              e-SIM Ltd.                           Chief Executive Officer                Canada
Director                   19 Hartum Street                     e-SIM Ltd.
                           Har Hotzvim                          19 Hartum Street
                           Jerusalem 91450                      Har Hotzvim
                           Israel                               Jerusalem 91450
                                                                Israel

Curaso Corporation         de Ruyterkade                        N/A                                    N/A
Company Director           No. 62, Willemstadt,
                           Curaso, Netherlands, Antilles

                                                                      SCHEDULE C

          The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and each executive officer of Gibralt Capital Corporation.

                                                              Principal Occupation or
                                                              Employment and the Name,
                                                              Principal Business and
                                                              Address of Organization in
Name                      Residence or Business Address       which such Employment is               Citizenship
                                                              Conducted
-----------------------   --------------------------------    ----------------------------------    -----------
Samuel Belzberg            Gibralt Capital Corporation          President                               Canada
Director                   2000-1177 West Hastings St.          Gibralt Capital Corporation
                           Vancouver, B.C.  V6E 2K3             2000-1177 West Hastings St.
                                                                Vancouver, B.C.  V6E 2K3

Jonny Ciampi Executive     Gibralt Capital Corporation          Treasurer                               Canada
Vice President and Chief   2000-1177 West Hastings St.          Gibralt Capital Corporation
Financial Officer          Vancouver, B.C.  V6E 2K3             2000-1177 West Hastings St.
                                                                Vancouver, B.C.  V6E 2K3

Marilyn Webster            Gibralt Capital Corporation          Controller                              Canada
Assistant Secretary        2000-1177 West Hastings St.          Gibralt Capital Corporation
                           Vancouver, B.C.  V6E 2K3             2000-1177 West Hastings St.
                                                                Vancouver, B.C.  V6E 2K3

Barry Brovender Vice       Gibralt Capital Corporation          Vice President                          Canada
President                  2000-1177 West Hastings St.          Real Estate
                           Vancouver, B.C.  V6E 2K3             Gibralt Capital Corporation
                                                                2000-1177 West Hastings St.
                                                                Vancouver, B.C.  V6E 2K3

                                  EXHIBIT INDEX
                                  -------------


1.   Share Purchase Agreement, dated May 13, 2004 between the Company and
     Gibralt.

2. Share Purchase Agreement, dated May 13, 2004 between the Company and Marc Belzberg.

3. Form of Warrants to be issued upon receipt of shareholder approval of the transactions contemplated by the Share Purchase Agreements.